                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 1)


                          CONTINENTAL MATERIALS CORPORATION
--------------------------------------------------------------------------------
                                   (Name of issuer)


                    COMMON STOCK, $.50 PAR VALUE & $.10 PAR VALUE
--------------------------------------------------------------------------------
                            (Title of class of securities)

             211615-20-8 ($.50 Par Value) & 211615-10-9 ($.10 Par Value)
--------------------------------------------------------------------------------
                                    (CUSIP number)

                                   James G. Gidwitz
                          Continental Materials Corporation
                                 225 W. Wacker Drive
                                      Suite 1800
                                  Chicago, IL 60606
                                    (312) 541-7218
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                  February 14, 1997
                       ----------------------------------------
               (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7):

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

            211615-20-8
CUSIP No.   211615-10-9               13D                      Page 2 of 8 Pages
          --------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CMC Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)/ /
                                                                          (b)/ /

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         363,563
    SHARES          ------------------------------------------------------------
                    8    SHARED VOTING POWER
 BENEFICIALLY
                         0
   OWNED BY         ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
    EACH
                         363,563
  REPORTING         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
 PERSON WITH
                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     363,563
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

            211615-20-8
CUSIP No.   211615-10-9               13D                      Page 3 of 8 Pages
          --------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     L.O.M. Holdings, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)/ /
                                                                          (b)/ /

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         23,324
    SHARES          ------------------------------------------------------------
                    8    SHARED VOTING POWER
 BENEFICIALLY
                         0
   OWNED BY         ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
    EACH
                         23,324
  REPORTING         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
 PERSON WITH
                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,324
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

            211615-20-8
CUSIP No.   211615-10-9               13D                      Page 4 of 8 Pages
          --------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James G. Gidwitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)/ /
                                                                          (b)/ /

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         0
    SHARES          ------------------------------------------------------------
                    8    SHARED VOTING POWER
 BENEFICIALLY
                         386,887
   OWNED BY         ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
 PERSON WITH
                         386,887
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     386,887
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

            211615-20-8
CUSIP No.   211615-10-9               13D                      Page 5 of 8 Pages
          --------------

          This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") filed by the reporting persons herein, with the Securities and Exchange Commission on November 19, 1996 relating to the shares of common stock, $.50 par value and $.10 par value (the "Company Common Stock") of Continental Materials Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein without definition shall have the meaning ascribed to such terms in the Schedule 13D. Only those items reported herein are amended.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          N/A

Item 4.   PURPOSE OF TRANSACTION

          On February 14, 1997 James G. Gidwitz informed the Board of Directors of the Company that he and other members of the Gidwitz family (the "Family")
have terminated their offer to acquire the Company for $21 a share.   Mr.
Gidwitz also informed the Board of Directors that the Family has not changed its previously announced position against the sale of the Company or its assets to any other party. Mr. Gidwitz stated that the offer was terminated because the Family concluded that under the current circumstances, they will not be able to reach agreement on an acquisition price with the Special Committee of the Board of Directors appointed to respond to the offer.

          Each reporting person herein intends to review its investment in the Company on a continuing basis and, depending on various factors including, without limitation, the Company's business affairs and financial position, the price levels of the Company Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, purchasing additional shares of the Company Common Stock or selling some or all of its shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit Number Description
-------------- -----------

     1 Power of Attorney/Joint Filing Agreement dated as of November 12, 1996 by and among James G. Gidwitz and every other signatory thereto relating to the joint filing of Schedule 13D and all amendments thereto. (Previously filed with the Schedule 13D on November 19, 1996 and herein incorporated by reference.)

     2 Letter dated February 14, 1997 from James G. Gidwitz to the Board of Directors of the Company.

     3         Restatement of Agreement of CMC  Partnership dated December 1,
               1993.

            211615-20-8
CUSIP No.   211615-10-9               13D                      Page 6 of 8 Pages
          --------------

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                              Date:  February 18, 1997


                              CMC PARTNERSHIP


                              By:   /s/  James G. Gidwitz
                                   -------------------------------
                                   James G. Gidwitz
                                   ATTORNEY-IN-FACT

            211615-20-8
CUSIP No.   211615-10-9               13D                      Page 7 of 8 Pages
          --------------

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                              Date:  February 18, 1997



                              L.O.M. HOLDINGS, INC.


                              By:   /s/  James G. Gidwitz
                                   -------------------------------
                                   James G. Gidwitz
                                   ATTORNEY-IN-FACT

            211615-20-8
CUSIP No.   211615-10-9               13D                      Page 8 of 8 Pages
          --------------

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                              Date:  February 18, 1997


                              JAMES G. GIDWITZ


                              By:  /s/  James G. Gidwitz
                                   -------------------------------
                                   James G. Gidwitz